

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Christopher M. Abundis
EVP, CFO, General Counsel & Secretary
SILVERBOW RESOURCES, INC.
920 Memorial City Way, Suite 850
Houston, Texas 77024

      Re: SILVERBOW RESOURCES, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed March 3, 2022
           File No. 001-08754

Dear Mr. Abundis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation

cc: Annie Foley